TILDEN ASSOCIATES, INC.
300 HEMPSTEAD TURNPIKE, SUITE #110
WEST HEMPSTEAD, NY 11552

March 21, 2011

Andrew Mew
Accounting Branch Chief
US Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Dear Mr. Mew:

This is in response to your comment letter dated January 21, 2011. Please find our responses to your comments including the amendment of a section of Form 10-K (referenced below) as well as our comments on presentation changes we will make in future filings. Our response is listed in, and refers to, your comments as numerically presented.

1)
The Company has amended Form 10-K for fiscal year ended December 31, 2009 to include management’s conclusion regarding effectiveness of internal control over financial reporting and the framework which was used to evaluate its effectiveness in accordance with Item 308T(a)(2) and (3) of Regulation S-K.

2)	In future filings, the Company will revise its balance sheet line-item reference to business acquisitions indicating the deposits represent deposits on franchises and repossessed repair shops.

3)	The Company will revise the classification of miscellaneous operating income to non-operating income within the consolidated statement of cash flows in future filings.

4)	In future filings, the Company will expand our discussion to include the manner in which revenue is recognized for each type of transaction.

5)
The Company will revise its disclosure in future filings to reflect the gross carrying amount and accumulated amortization for intangible assets subject to amortization as well as the estimated aggregate amortization expense for each of the five succeeding fiscal years as requested. The revised footnote will look as follows:

NOTE 4 - Intangible Assets

       Intangible assets consisted of the following:

	December 31, 2009	December 31, 2008

Trademarks (subject to amortization)	$45,196	$44,099
Accumulated amortization - trademarks	(18,577)	(16,083)
	26,619	28,016
Franchise and market area rights (not subject to amortization since March 2002)	358,600	408,945
Accumulated amortization franchise and market area rights	(104,181)	(114,250)
	254,419	294,695
Intangible assets, net of accumulated amortization	$281,038	$322,711

       The Company incurred trademark costs of $1,097 and $1,350 in 2009 and 2008, respectively. During the year ended December 31, 2009, the Company reflected a loss on the impairment of franchise and market area rights in the amount of $40,276. The impaired rights had an original cost of $50,345 and accumulated amortization of $10,069. The Company tests the carrying value of franchise and market area rights on a franchise-by-franchise basis and identifies individual franchise rights requiring write-down. Of the intangible assets listed above, only trademarks have been amortized for the years ended December 31, 2009 and December 31, 2008. The amortization expense was $1,462 and $1,706, respectively. The estimated aggregate amortization for the succeeding five years will be $1,462 for each year respectively.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, that Securities and Exchange Commission (Commission) staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert Baskind
Robert Baskind
Chief Executive Officer

Enclosure